EXHIBIT 99.1

Statoil ASA: Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 22 June 2017 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for fourth quarter 2016..

Details on allocation of the Dividend Shares for the first quarter 2017 are set forth in the enclosed overview.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.